09011932

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 29 2009

Washington, DC
120

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 0-24571

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pulaski Bank Savings and Ownership Plan
(referred to formerly as the Pulaski Bank Employee's Savings & Profit Sharing Plan and Trust)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pulaski Financial Corp.
12300 Olive Boulevard
St. Louis, Missouri 63141

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Pulaski Bank Savings and Ownership Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the Plan's most recent financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

APPENDIX I
FINANCIAL STATEMENTS

BROWN SMITH WALLACE LLC
1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM
A MEASURABLE DIFFERENCE™

Report of Independent Registered Public Accounting Firm

Participants of the Pulaski Bank Savings and Ownership Plan and
The Board of Directors of Pulaski Financial Corp.

We have audited the accompanying statements of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown Smith Wallace, LLC

June 26, 2009

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007
Assets:		
Cash	$ 60,283	$ 818
Investments, at fair value:		
Pulaski Financial Corp. stock fund	4,781,563	2,876,180
Collective investment funds	1,854,955	1,422,111
Mutual funds	2,785,344	4,124,154
Loans to participants	238,663	207,354
Total investments	9,660,525	8,629,799
Receivables:		
Employer contribution	-	1,725
Employee contributions	-	-
Total receivables	-	1,725
Net assets available for benefits	$ 9,720,808	$ 8,632,342

The accompanying notes are an integral part of these financial statements.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

	2008	2007
Additions to assets attributed to:		
Investment Income:		
Net depreciation in fair value of investments	$ (4,478,992)	$ (1,400,600)
Interest	14,195	14,445
Dividends	151,939	109,921
Investment loss, net	(4,312,858)	(1,276,234)
Contributions:		
Employer contributions	639,093	638,613
Employee contributions	1,303,623	1,355,220
Rollovers	107,581	203,461
Total contributions	2,050,297	2,197,294
Assets transferred in	5,072,803	-
Total additions	2,810,242	921,060
Deductions:		
Benefits paid to participants	1,673,108	1,127,388
Administrative expenses	48,668	43,695
Total deductions	1,721,776	1,171,083
Net increase (decrease) in net assets available for benefits	1,088,466	(250,023)
Net assets available for benefits:		
Beginning of year	8,632,342	8,882,365
End of year	$ 9,720,808	$ 8,632,342

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Pulaski Bank Savings & Ownership Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan established by Pulaski Bank, a wholly-owned subsidiary of Pulaski Financial Corp. (the Company) under the provision of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who have obtained six months of employment with the Company and attained age 21 are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Contributions

Participants may contribute up to 75% of their pretax base compensation, as defined by the Plan, subject to certain limitations. The Company contributes an amount equal to 75% of each participant's contribution, up to 5% of each participant's pretax base compensation.

(c) Vesting

Plan participants are immediately vested in their contributions, plus actual earnings thereon. Vesting in Company contributions occurs 25% per year until fully vested after four years of service. See Note 5, Plan Termination.

(d) Investment Options

Participants may elect to have their individual accounts allocated to any one or a combination of the available investment options. Participants may change their investment elections at any time. Investment options include Pulaski Financial Corp. common stock and Schwab Managed funds that represent party-in-interest transactions allowable under ERISA regulations.

(e) Forfeitures

At the time a participant terminates employment, the nonvested portion of their employer contribution account is forfeited and applied to reduce subsequent employer contributions or to pay plan expenses. Forfeitures used to offset employer contributions for the years ended December 31, 2008 and 2007 totaled $26,606 and $24,960, respectively.

(f) Payment of Benefits

In the event of retirement, death, total or permanent disability, legally adjudicated mental incompetence, or upon termination of the Plan, a participant's benefits will be distributed as follows:

- If the participant's vested benefit in the Plan does not exceed $1,000, the benefit will be disbursed in a single lump sum payment.
- If the participant's vested balance exceeds $1,000 but is less than $5,000 and the participant makes no election to have the vested balance distributed or directly rolled over to another qualified plan, then the account will be directly rolled over to an IRA in the participant's name.
- If the participant's vested balance exceeds $5,000, the participant may generally elect to receive a distribution in a single lump sum payment in cash or property or in installments over a period of not more than the assumed life expectancy of the participant or of the participant and the participant's beneficiary.

(g) Participant Loans

Participants are allowed to borrow up to 50% of their vested account balances, with a minimum of $1,000 and a maximum of $50,000, subject to certain provisions in the Plan. The loans carry a fixed interest rate equal to the prime interest rate at the time of origination plus 1% and are repayable over periods of up to 5 years for a general loan and 15 years if for the purchase of the participant's primary residence.

(h) Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(2) Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

a) Basis of Presentation

The accompanying financial statements conform to U.S. generally accepted accounting principles and to prevailing practices commonly used to prepare financial statements of employee benefit plans.

b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. See Note 4 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

The stock fund is measured in units instead of shares. Each unit contains shares of Pulaski Financial Corp. stock and a cash position targeted to fluctuate between three percent and six percent of the fund balance.

d) Administrative Expenses

Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded in the accompanying statement of changes in net assets available for benefits.

3) Investments

The following table presents investments held as of December 31, 2008 and 2007. Investments that exceed 5% of assets available for benefits at December 31, 2008 and 2007 are separately identified.

Investments at fair value:		2008		2007
Pulaski Financial Corp. stock fund	$	4,781,563	$	2,876,180
Federated Capital Preservation IP		781,529		-
Europacific Growth Fund R5		-		797,955
Growth Fund of America R5		-		662,983
Vanguard 500 Index Signal		-		609,869
Turner Midcap Growth Fund		-		551,469
Vanguard Windsor II Admiral Shares		-		488,083
Schwab Managed RT TR FD 2020		-		450,975
Other investments		4,097,433		2,192,285
Total	$	9,660,525	$	8,629,799

During 2008 and 2007, the Plan's investments (depreciated) appreciated in value as follows:

		2008		2007
Pulaski Financial Corp. stock fund	$	(1,083,716)	$	(1,733,422)
Mutual funds		(1,478,793)		287,877
Collective investment funds		(1,916,483)		44,945
Net (depreciation) appreciation in fair value of investments	$	(4,478,992)	$	(1,400,600)

4) Fair Value Measurements

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.

Publicly Traded Securities: Publicly traded mutual funds and equities are valued at (i) applicable trade price, offering price or evaluated price reflected in a trade executed directly by a trading desk, (ii) obtained from industry-standard pricing vendors, or (iii) obtained from the issuers themselves.

Other Securities: The values included for other assets, including insurance policies, collective trust funds, participant loans, and non-publicly traded securities are based on receipt of either (i) net asset values specifically calculated and reported in accordance with generally accepted accounting principles (GAAP) and provided by issuers or their agents, (ii) valuations determined and reported by an independent third party valuation firm, or (iii) a direct instruction from a plan fiduciary to use a specific value, including those they may have obtained directly from an independent third party valuation firm.

Charles Schwab Trust Company Collective Trust Funds: State Street Bank & Trust Company, as the fund accountant and custodian for the CSTC collective trust funds, is responsible for monitoring securities valuations in the funds on a daily basis by reviewing all securities in the funds and making preliminary judgments as to their appropriate disclosure classification. For purposes of regulatory filings and report preparation, CSTC's fund administration team reviews all reconciliations prior to inclusion of disclosures in the annual financial statements.

The following table sets forth by level, within the fair value hierarchy, the plan's assets at fair value as of December 31, 2008:

Assets at Fair Value
As of December 31, 2008

	Level 1	Level 2	Level 3	Total
Pulaski Financial Corp Stock Fund	$ 4,781,563	$ -	$ -	$ 4,781,563
Mutual Funds	2,785,344	-	-	2,785,344
Collective investment trusts	-	1,854,955	-	1,854,955
Participant loans	-	238,663	-	238,663
Total investments	$ 7,566,907	$ 2,093,618	$ -	$ 9,660,525

5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is discontinued or terminated, participants will immediately be deemed fully vested. The Company may continue the Plan as necessary to carry out distribution of benefits to participants upon retirement, disability, death or termination of employment; or some or all of the Plan assets may be reduced to cash and, after payment of liabilities, the remaining assets valued and the participants' account balances proportionately adjusted, and such balances distributed to the participants.

6) Federal Income Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated March 7, 2002, which states that the Plan and its underlying trust qualify under the applicable provisions of the IRC and, therefore, are exempt from income taxes. The Plan is being operated in compliance with the applicable requirements of ERISA. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7) Related-Party Transactions

Certain plan investments are shares of mutual funds that are managed by Charles Schwab, the custodian of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, plan investments include shares of Pulaski Financial Corp. common stock. Pulaski Financial Corp. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the years ended December 31, 2008 and 2007 transactions with these investments included aggregated purchases of $4,425,977 and $425,114, respectively and aggregated sales of $1,848,322 and $1,524,394, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of the ERISA regulations.

8) Risks and Uncertainties

The plan invests in various investments, which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of these investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9) Asset Transfers

On July 7, 2008, the Board of Directors approved the merger of the Pulaski Bank Employee Stock Ownership Plan (ESOP) into the Pulaski Bank Employees' Savings & Profit Sharing Plan and Trust. The merged plan is known as Pulaski Bank Savings & Ownership Plan (Amended and Restated Effective September 1, 2008). Assets totaling $5,072,803 of Pulaski Financial Corp. common stock and cash related to participants' balances in the ESOP were merged into the Pulaski Bank Savings & Ownership Plan on September 1, 2008. Accordingly, that amount was reported as "Assets transferred in" in the accompanying financial statements for the year ended December 31, 2008.

PULASKI BANK SAVINGS & OWNERSHIP PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Shares or Units	Description of Investments		Current Value
152,814	Pulaski Financial Corp. stock fund*	$	4,781,563
	Mutual funds:		
20,906	Growth Fund of America R5		427,311
16,551	Europacific Growth Fund R5		462,614
5,521	Vanguard 500 Index Signal		378,967
36,832	PIMCO Total Return Instl		373,474
9,660	Vanguard Windsor II Admiral Shares		327,674
14,751	Turner Midcap Growth Fund CL I		275,401
14,031	CRM Mid Cap Value Fund Investor CL		261,826
7,654	Third Avenue Small-Cap Value - Schwab		111,973
5,112	ING Global Real Estate I		59,816
2,649	Dodge & Cox International Stock		58,018
2,991	BlackRock Sm Cap Growth Equity Instl		43,317
520	Forward International Small Co Instl		4,953
	Total mutual funds		2,785,344
	Collective investment trusts:		
78,153	Federated Capital Preservation Fund IP**		781,529
1,416	Schwab Managed RT TR FD Income CL I*		14,299
15,671	Schwab Managed RT TR FD 2010 CL I*		191,499
37,305	Schwab Managed RT TR FD 2020 CL I*		455,127
16,041	Schwab Managed RT TR FD 2030 CL I*		196,666
14,721	Schwab Managed RT TR FD 2040 CL I*		177,982
6,105	Schwab Managed RT TR FD 2050 CL I*		37,853
	Total collective investment trusts		1,854,955
238,663	Participant loans (various maturities with interest rates 5.00% to 9.25%)*		238,663
	Total investments	$	9,660,525

* Represent party-in-interest transactions allowable under ERISA regulations.

**Represents contract value.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6-26-09

Pulaski Bank Savings and Ownership Plan

Plan Administrator

US2008 714131.1

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

BROWN
SMITH LLC
WALLACE

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement (Form S-8 No. 333-84392) of our report dated June 26, 2009, relating to the statement of net assets available for benefits of the Pulaski Bank Savings & Ownership Plan as of December 31, 2008 and 2007, the related statement of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 Annual Report on Form 11-K of the Pulaski Bank Savings & Ownership Plan.

Brown Smith Wallace, L.L.C.

June 26, 2009
St. Louis, MO